UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE GAP, INC.

(Exact name of the registrant as specified in its charter)

Delaware    1-7562    94-1697231

(State or other jurisdiction of            (Commission                (IRS Employer
incorporation or organization)        File Number)                Identification No)

Two Folsom Street, San Francisco, CA     94105

(Address of principal executive offices)    (Zip code)

Michelle A. Banks,
Executive Vice-President, Global Responsibility and General Counsel
(415) 427-0100

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01    Conflict Minerals Disclosure and Report

The Gap, Inc. (the “Company”) is a leading global retailer offering clothing, accessories, and personal care products for men, women, and children under the Gap, Banana Republic, Old Navy, Athleta, and Intermix brands.

This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) are being posted to the publicly available Internet site www.gapinc.com (follow the Investors, Financial Information, SEC Filings links) upon the filing of this Form SD.

Item 1.02     Exhibits

The Company’s Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.01.

Item 2.01    Exhibits

1.01        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE GAP, INC.

/s/ Michelle A. Banks	June 1, 2015
By (Signature)	(Date)

Michelle A. Banks, EVP, and Global
General Counsel
Name and Title